Suite 1509 15/F Jardine House 1 Connaught Place Central, Hong Kong Phone: 852-3972-4955 Fax: 852-3972-4999 Website: www.wsgr.com	香港中環 康樂廣場一號 怡和大廈15樓 1509室 電話: 852-3972-4955 傳真: 852-3972-4999 網址: www.wsgr.com

Confidential	April 8, 2022

Mr. Jeff Kauten

Mr. Josh Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)

Response to the Staff’s Comments on

Amendment No.7 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on January 25, 2022

Dear Mr. Kauten and Mr. Shainess,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 30, 2022 on the Company’s Amendment No.7 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on January 25, 2022 (the “Amendment No.7”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.7 to the Registration Statement (the “Amendment No.8”) and certain exhibits via EDGAR for Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.8 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.8. To facilitate your review, we have separately sent to you today an electronic courtesy copy of the Amendment No.8, marked to show changes to the Amendment No.7, and two copies of the submitted exhibits. We highly appreciate your prompt review of this Amendment No.8 and look forward to a favorable conclusion.

Cover Page

1.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

The Company respectfully submits that the Company does not maintain any variable interest entity structure in China and does not have any consolidated affiliated entities in China that the Company controls through contractual arrangements. As used in the Amendment No.8, “we,” “us,” “our company,” “the Company” or “our” refers to BIT Mining Limited, a Cayman Islands company and its subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan, the United States and China. In response to the Staff’s comment, the Company has updated the disclosure on the cover page and page 4 of the Amendment No.8.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

2.	Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary.

The Company respectfully submits that the Company does not have a written policy or procedure that specifically dictates how funds are transferred among entities. However, to the extent that the Company transfers fund to subsidiaries in China, it has required (1) that its PRC subsidiaries have completed the registration with the local branch of the State Administration of Foreign Exchange to clear the PRC foreign exchange controls; and (2) that any loan or capital injection to its PRC subsidiaries be made and used on an ad-hoc basis. In response to the Staff’s comment, the Company has updated the disclosure on page 8 of the Amendment No.8.

3.	Disclose clearly that the company uses a holding company structure and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, the Company has updated the disclosure on page 7 of the Amendment No.8.

4.	We note your statement that you believe you have obtained the business licenses and permits required for your remaining non-revenue generating operations in the PRC. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has updated the disclosure on page 9 of the Amendment No.8.

Our Risks and Challenges, page 7

5.	For each risk applicable to China-based companies, please provide a cross-reference to the section of the risk factors related to being a China-based issuer.

In response to the Staff’s comment, the Company has updated the disclosure on pages 11 to 13 of the Amendment No.8.

Risk Factors, page 11

6.	We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of bringing actions against these individuals and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section.

In response to the Staff’s comment, the Company has updated the disclosure on pages 12 and 23 of the Amendment No.8.

Our ADSs could still be delisted from a U.S. exchange..., page 18

7.	Please update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong

In response to the Staff’s comment, the Company has updated the disclosure on pages 11, 20 and 21 of the Amendment No.8.

***

If you have any questions regarding the Amendment No. 8 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation